11017434

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5th Avenue 17th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollock (212) 832-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Anthony Rubino & Company CPA PC
(Name – *if individual, state last, first, middle name*)

Six Erita Lane (Address) Smithtown (City) New York (State) 11787 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, **Victor Park**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ALTERNATIVE ASSER INVESTMENT MANAGEMENT SECURITIES LLC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 14th day of FEB 2011

DEVON P. WILLIAMS
Notary Public, State of New York
No. 01WI6181439
Qualified in Kings County
Commission Expires 01/28/2012

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

Statement of Financial Condition

December 31, 2010

(With Independent Auditor's Report Thereon)

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

DECEMBER 31, 2010

INDEX

JOHN ANTHONY RUBINO & COMPANY CPA PC

CERTIFIED PUBLIC ACCOUNTING FIRM

SIX ERITA LANE - SMITHTOWN, NY 11787

INDEPENDENT AUDITORS' REPORT

To the Member of
Alternative Asset Investment Management Securities LLC
New York, NY

We have audited the accompanying statement of financial condition of Alternative Asset Investment Management Securities LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alternative Asset Investment Management Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

John Anthony Rubino & Company CPA PC

John Anthony Rubino & Company CPA PC
Certified Public Accounting Firm
Smithtown, New York
February 25, 2011

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	118,800
Accounts receivable		46,780
Prepaid expenses		5,350
Fixed assets, net of allowance for depreciation of $39,479		40,240
TOTAL ASSETS	$	211,170
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	16,266
TOTAL LIABILITIES		16,266
MEMBER'S EQUITY		
Member's equity		194,904
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	211,170

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Alternative Asset Investment Management Securities LLC ("the Company") is a Limited Liability Company organized in the State of Delaware. The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and in October 2005 the Company became a member of the Financial Industry Regulatory Authority ("FINRA").

Nature of Business

The Company acts as a solicitor, referring potential investors to hedge funds and private placement groups for which the Company receives referral fees. The Company may introduce third party execution services to hedge funds or investment funds. The Company does not hold or maintain funds or securities for other broker-dealers.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Revenue Recognition

Fee income and commission payable are recorded monthly as earned.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Income Taxes

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the member under this form of organization.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3- COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month to month basis. During 2010 the Company paid $3,000 in rent expenses.

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $110,371 which was $105,371 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .1474 to 1.

NOTE 5- SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between December 31, 2010 and February 25, 2011, the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.